UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 3)

CardConnect Corp.

(Name of Subject Company (Issuer))

Minglewood Merger Sub Inc.

a wholly owned subsidiary of

First Data Corporation

(Names of Filing Persons (Offerors))

Common Stock, $0.001 par value per share

(Title of Class of Securities)

14141X108

(CUSIP Number of Class of Securities)

Copies to:

Adam L. Rosman

First Data Corporation

225 Liberty Street, 29th Floor

New York, New York, 10281

Telephone: (800) 735-3362

Copy to:

Michael J. Aiello, Esq.

Matthew J. Gilroy, Esq.

Weil, Gotshal & Manges LLP

767 Fifth Avenue

New York, NY 10153

(212) 310-8000

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
$557,833,454.78	$64,652.90

*	Estimated solely for purposes of calculating the filing fee. This calculation is based on the offer to purchase all of the issued and outstanding shares of common stock, par value $0.001 per share, of CardConnect Corp. (“CardConnect”), at a purchase price of $15.00 per share, net to the seller in cash, without interest and subject to any required tax withholding. The Transaction Valuation was calculated based on the sum of: (i) 31,472,060 issued and outstanding shares of common stock of CardConnect, multiplied by $15.00 per share; (ii) 8,105,169 shares of common stock of CardConnect underlying outstanding options with an exercise price that is less than $15.00 per share, multiplied by $6.77 (rounded up to the nearest cent) per share (which is equal to the difference between $15.00 and $8.23 (rounded down to the nearest cent), the weighted average exercise price of such options that have an exercise price that is less than $15.00 per share); and (iii) 10,300,000 shares of common stock of CardConnect underlying outstanding warrants, multiplied by $3.00 per share (which is equal to the difference between $15.00 and $12.00, the weighted average exercise price of such warrants), which calculations reflect the maximum number of options and warrants that are expected to be outstanding at the time the offer is completed. The foregoing numbers of shares of common stock, options and warrants have been provided by the issuer to the offeror and are as of the close of business on June 5, 2017, the most recent practicable date.
**	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2017, issued August 31, 2016, by multiplying the Transaction Valuation by 0.0001159.
☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: $64,652.90	Filing Party: First Data Corporation and Minglewood
Form of Registration No.: Schedule TO	Merger Sub Inc. Date Filed: June 7, 2017

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 3 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (together with any subsequent amendments and supplements thereto, the “Schedule TO”), filed with the U.S. Securities and Exchange Commission on June 7, 2017 by Minglewood Merger Sub Inc., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of First Data Corporation, a Delaware corporation (“First Data”). The Schedule TO relates to the offer by Purchaser to purchase all of the outstanding shares of common stock, par value $0.001 per share (the “Shares”), of CardConnect Corp. (“CardConnect”), at a purchase price of $15.00 per Share, net to the seller in cash, without interest and subject to any required tax withholding, on the terms and subject to the conditions set forth in the Offer to Purchase, dated June 7, 2017 (the “Offer to Purchase”) and in the related Letter of Transmittal (which, together with the Offer to Purchase, as they may be amended or supplemented from time to time, collectively constitute the “Offer”), copies of which are attached to the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO.

Items 1 through 9 and Item 11.

Items 1 through 9 and Item 11 of the Schedule TO are hereby amended and supplemented to include the following:

“The Offer and related withdrawal rights expired as scheduled at one minute past 11:59 p.m., Eastern Time, on Wednesday, July 5, 2017 (such date and time, the “Expiration Time”), without being extended. Purchaser was advised by the depositary and paying agent that, as of the Expiration Time, a total of 22,987,356 Shares had been validly tendered and not validly withdrawn pursuant to the Offer, representing approximately 72% of the aggregate number of then issued and outstanding Shares. Accordingly, the number of Shares validly tendered and not validly withdrawn pursuant to the Offer satisfied the Minimum Condition. In addition, Purchaser was advised by the depositary and paying agent that, as of the Expiration Time, 499,747 Shares had been delivered by Notices of Guaranteed Delivery, representing approximately 2% of the aggregate number of then issued and outstanding Shares. As a result of the satisfaction of the Minimum Condition and each of the other conditions to the Offer, Purchaser has accepted for payment, and expects to promptly pay for, all Shares that were validly tendered and not validly withdrawn pursuant to the Offer.

As a result of its acceptance of the Shares validly tendered and not validly withdrawn pursuant to the Offer, Purchaser will have acquired a number of Shares that is greater than the number of Shares that would be required to adopt the Merger Agreement by a vote of the stockholders of CardConnect. Therefore, following consummation of the Offer and subject to the satisfaction or waiver of the remaining conditions set forth in the Merger Agreement, First Data and Purchaser intend to complete the acquisition of the remaining Shares through the Merger as promptly as practicable without a meeting of stockholders of CardConnect pursuant to Section 251(h) of the DGCL. At the Effective Time and as a result of the Merger, each Share that is issued and outstanding immediately prior to the Effective Time (other than (i) Shares owned by Purchaser or First Data or held in CardConnect’s treasury or any direct or indirect wholly-owned subsidiary of First Data or CardConnect immediately prior to the Effective Time, or (ii) Shares held by any stockholder that is entitled to demand and properly demands appraisal of such Shares pursuant to, and who complies in all respects with, Section 262 of the DGCL and who, as of the Effective Time, has neither effectively withdrawn nor lost such stockholder’s rights to such appraisal and payment under the DGCL with respect to such Shares) will be converted into the right to receive an amount equal to the Merger Consideration.

Following the Merger, all Shares will be delisted from NASDAQ and deregistered under the Exchange Act.

On July 6, 2017, First Data issued a press release announcing the expiration and results of the Offer. The full text of the press release is attached as Exhibit (a)(5)(B) to the Schedule TO and is incorporated herein by reference.”

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description

(a)(5)(B)	Press Release issued by First Data on July 6, 2017.

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: July 6, 2017

Minglewood Merger Sub Inc.

By:	/s/ Stanley J. Andersen
Name: Stanley J. Andersen
Title: Vice President and Assistant Secretary

First Data Corporation

By:	/s/ Stanley J. Andersen
Name: Stanley J. Andersen
Title: Vice President and Assistant Secretary

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated June 7, 2017.*

(a)(1)(B)	Letter of Transmittal.*

(a)(1)(C)	Notice of Guaranteed Delivery.*

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(F)	Summary Advertisement, dated June 7, 2017.*

(a)(5)(A)	Joint Press Release issued by First Data and CardConnect on May 29, 2017 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by First Data on May 30, 2017).*

(a)(5)(B)	Press Release issued by First Data on July 6, 2017.

(b)	Not applicable.

(d)(1)	Agreement and Plan of Merger, dated as of May 26, 2017, among First Data Corporation, Minglewood Merger Sub Inc. and CardConnect Corp. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by CardConnect on May 31, 2017).*

(d)(2)	Tender and Support Agreement by and among First Data Corporation, Minglewood Merger Sub Inc. and Michael J. Mertz (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K filed by CardConnect on May 31, 2017).*

(d)(3)	Tender and Support Agreement by and among First Data Corporation, Minglewood Merger Sub Inc. and FTVentures III, L.P., FTVentures III-N, L.P. and FTVentures III-T, L.P. (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by CardConnect on May 31, 2017).*

(g)	Not applicable.

(h)	Not applicable.

*	Filed previously